EXHIBIT 99.6

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY
BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

LETTER OF TRANSMITTAL

for Deposit of Common Shares

of

LEVON RESOURCES LTD.

This Letter of Transmittal is for use by registered holders ("Levon Shareholders") of common shares ("Levon Shares") of Levon Resources Ltd. ("Levon") in connection with the proposed court-approved arrangement (the "Arrangement") involving Levon, 1027949 B.C. Ltd. ("Spinco"), SciVac Ltd. ("SciVac") and the securityholders of Levon pursuant to a plan of arrangement (the "Plan of Arrangement") to be considered at the special meeting of the shareholders and optionholders of Levon to be held on June 3, 2015, or any adjournment(s) or postponement(s) thereof (the "Meeting"). Levon Shareholders are referred to the Notice of Special Meeting and management information circular dated May 1, 2015 (collectively, the "Circular") prepared in connection with the Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Arrangement and the Plan of Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

VALIANT TRUST COMPANY (THE "DEPOSITARY") (SEE LAST PAGE FOR ADDRESS
AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR
WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered Levon Shareholders only and is not to be used by beneficial holders of Levon Shares ("Beneficial Shareholders"). A Beneficial Shareholder does not have Levon Shares registered in its name; rather, such Levon Shares are held by an intermediary or clearing agency such as CDS Clearing and Depository Services Inc. If you are a Beneficial Shareholder you should contact your intermediary for instructions and assistance in delivering your certificate(s) representing Levon Shares and receiving consideration for such Levon Shares.

On the Effective Date, all right, title and interest of the Levon Shareholders in the Levon Shares will be transferred to Levon and the Levon Shareholders (other than Dissenting Shareholders) will receive, in exchange for each Levon Share held, 1 new common share of Levon (each a "New Levon Share") and 0.5 of a common share (each a "Spinco Share") of Spinco. Subject to the approval of the Arrangement by the Levon Securityholders, the Supreme Court of British Columbia and certain other conditions described in the Circular, the Effective Date is anticipated to be shortly after the Meeting. See the Circular for details.

Levon Shareholders are not entitled to receive fractional New Levon Shares or Spinco Shares in connection with the Arrangement and the number of New Levon Shares or Spinco Shares issuable to each Levon Shareholder in connection with the Arrangement will be rounded down to the nearest whole New Levon Share or Spinco Share, as the case may be, and such Levon Shareholder will not receive any consideration in lieu of such fractional New Levon Share or Spinco Share, as the case may be.

In order for Levon Shareholders to receive the certificates or DRS Statements representing the New Levon Shares and Spinco Shares in exchange for their Levon Shares, Levon Shareholders are required to deposit the certificate(s) representing the Levon Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Levon Shares deposited pursuant to the Arrangement.

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Please read the Circular and the instructions set out herein carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If Levon Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The undersigned (a) understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the undersigned will cease to be a Levon Shareholder and, subject to the ultimate expiry identified below, will have the right to receive certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the undersigned is entitled under the Arrangement; and (b) acknowledges and agrees that failure to surrender any certificates, which, prior to the Effective Date, represented issued and outstanding Levon Shares with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will result in a loss of any right to receive the New Levon Shares and Spinco Shares and any claim or interest of any kind or nature against Levon, Spinco, SciVac, or the Depositary.

Notice to U.S. Shareholders

The New Levon Shares and Spinco Shares to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Levon Securityholders and SciVac Securityholders, and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. The solicitation of proxies made pursuant to the Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be "affiliates" of Levon and Spinco after the Effective Time or who have been affiliates of Levon or SciVac within 90 days before the Effective Time. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act.

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TO:	LEVON RESOURCES LTD.
AND TO:	1027949 B.C. LTD.AND
TO:	VALIANT TRUST COMPANY, THE DEPOSITARY

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) representing Levon Shares, details of which are as follows:

(Please print or type. NOTE: If the space provided is insufficient, please attach a list to this Letter of Transmittal in the below form.)
Certificate Number(s)	Name in Which Registered	Number of Levon Shares

TOTAL:

☐

Some or all of my Levon Share certificates have been lost, stolen or destroyed (Check box if applicable). Please review item 7 of the "Instructions" for the procedure to replace lost or destroyed certificates.

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) representing the Levon Shares deposited herewith (the "Deposited Shares") and any other required documentation, and following the Effective Date, the Depositary will send to the undersigned, in accordance with the delivery instructions provided in Box "A", certificates or DRS Statements representing the New Levon Shares and Spinco Shares which the undersigned is entitled to receive pursuant to the Arrangement or if requested by the undersigned hold such certificates or DRS Statements for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned holder of Levon Shares covenants, represents and warrants in favour of Levon, Spinco and SciVac that: (i) the undersigned has received the Circular; (ii) the undersigned is the registered holder of the Deposited Shares; (iii) the Deposited Shares are owned by the undersigned free and clear of all hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, adverse rights, claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when certificates or DRS Statements representing the New Levon Shares and Spinco Shares are delivered or made available for pick-up in accordance with the undersigned's instructions, none of Levon, Spinco or SciVac, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (v) all information inserted into this Letter of Transmittal by the undersigned is complete, true and accurate; (vi) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (vii) the surrender of the Deposited Shares complies with applicable laws; (viii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Vancouver time) on the business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Vancouver time) on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares; and (ix) the delivery of the certificates or DRS Statements representing the New Levon Shares and Spinco Shares pursuant to the Arrangement will discharge any and all obligations of Levon, Spinco, SciVac and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The undersigned further represents that all information provided by the undersigned is true, accurate and complete and covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of share certificate(s) representing Levon Shares for certificates or DRS Statements representing the New Levon Shares and Spinco Shares pursuant to the Arrangement. The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and except with respect to any proxy deposited with respect to the Meeting, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

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The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Levon Shares surrendered in connection with the Arrangement shall be determined by Levon and the Depositary in their sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Levon, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Levon Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the certificates representing the Deposited Shares shall be effected and the risk of loss and title to such certificates shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to Levon, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Levon.

The undersigned instructs the Depositary to mail the certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the undersigned is entitled pursuant to the Arrangement, in exchange for the duly completed Letter of Transmittal and the Deposited Shares, as soon as practicable following the later of the Effective Date and the date of the deposit of the Letter of Transmittal and the certificates representing the Deposited Shares, together with all other required documents, with the Depositary, by first-class mail, postage prepaid, to the undersigned, or to hold such certificates or DRS Statements representing the New Levon Shares and Spinco Shares in exchange for the Deposited Shares for pick-up, in accordance with the instructions given below.

It is understood that the undersigned will not receive certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the undersigned is entitled in respect of the Deposited Shares until the Arrangement is consummated, and will not thereafter receive such certificates or DRS Statements until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

This Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time up to two business days prior to the Effective Time, in which case this Letter of Transmittal and all accompanying documentation will be returned forthwith to the undersigned.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la presente lettre d'envoi, le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par /'arrangement, telle qu'il est accepte au moyen de cette lettre d'envoi, de meme que tous les documents qui s'y rapportant, soient rediges exclusivement en anglais.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned, as soon as possible, to the undersigned at the address set out below in Box "A" or Box "B" or, failing such address being specified and provided that Box "C" has not been completed, to the undersigned at the last address of the undersigned as it appears on the securities register of Levon.

This Letter of Transmittal shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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Before signing this Letter of Transmittal and Election Form, please review carefully and complete all boxes, as appropriate.

BOX A ☐ ISSUE CERTIFICATES/DRS STATEMENTS IN THE NAME OF: (please print or type)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the CERTIFICATES/ DRS
STATEMENTS REPRESENTING NEW LEVON
SHARES AND SPINCO SHARES to which the
undersigned is entitled under the Arrangement is to be
sent to someone other than the person shown in Box A
or to an address other than the address shown in Box A

☐ Same address as Box A; or
(Name)

(Street Address and Number)	(Name)

(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone – Business Hours)	(Country and Postal/Zip Code)

(Social Insurance, Social Security Number or Tax Identification Number)

(Email Address)

BOX C – SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

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BOX "D" SIGNATURE GUARANTEE Signature guaranteed by: (if required under Instruction 3)	BOX "E" SIGNATURE To be completed by all Levon Shareholders Date:____________________________________

(Authorized Signature of Guarantor)	Signature of Shareholder or Authorized Representative (See Instruction 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Area Code and Telephone Number	Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

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INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

Levon Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

(b)

This Letter of Transmittal duly completed and signed (or a manually signed facsimile thereof) together with accompanying certificate(s) representing Levon Shares and all other required documents must be sent or delivered to the Depositary at the addresses specified on the last page of this Letter of Transmittal. In order to receive certificates or DRS Statements representing the New Levon Shares and Spinco Shares issuable under the Arrangement in exchange for the Levon Shares, it is recommended that the foregoing documents be received by the Depositary at the address specified on the last page of this Letter of Transmittal as soon as possible.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Levon Shares and all other required documents is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Levon recommends that the necessary documentation be hand delivered to the Depositary at the address specified on the last page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Levon Shareholders whose Levon Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Levon Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose. Do not send the share certificate(s) or the Letter of Transmittal to Levon, Spinco or SciVac.

(d)

Levon reserves the right if it so elect in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)

If the certificates or DRS Statements representing the New Levon Shares and Spinco Shares are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificates or DRS Statements are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box "A" and Box "B").

(f)

Any share certificate which immediately prior to the Effective Time represented outstanding Levon Shares that is not deposited with all other required instruments on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Levon or Spinco. On such date, the certificates or DRS Statements representing the New Levon Shares and Spinco Shares to which the former Levon Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to Levon or Spinco, as applicable. None of Levon, Spinco, SciVac or the Depositary shall be liable to any person in respect of any New Levon Shares or Spinco Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

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2.	Signatures

This Letter of Transmittal must be completed, dated and signed in Box "E" by the holder of Levon Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing the Levon Shares and must be guaranteed as noted in Instruction 3.

(c)

If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of Levon Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Levon Shares or, if the certificates or DRS Statements representing New Levon Shares and Spinco Shares are to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Levon, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Levon or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The certificates or DRS Statements representing New Levon Shares and Spinco Shares to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box "A" or Box "B" and delivered to the address indicated in Box "A" or Box "B", as the case may be. If the certificates or DRS Statements representing New Levon Shares and Spinco Shares are to be held for pick-up at the offices of the Depositary, complete Box "C". If none of Box "A", Box "B" nor Box "C" are completed, the certificates or DRS Statements representing New Levon Shares and Spinco Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the securities register of Levon. The certificates or DRS Statements representing New Levon Shares and Spinco Shares mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

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6.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Levon Shares, additional certificate numbers and numbers of Levon Shares may be included on a separate signed list affixed to this Letter of Transmittal. If Levon Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(b)	No alternative, conditional or contingent deposit of Levon Shares will be accepted.

(c)	Additional copies of this Letter of Transmittal may be obtained from the Depositary at the address specified on the last page of this Letter of Transmittal.

(d)	It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

(e)

No dividends or other distributions, if any, in respect of New Levon Shares and Spinco Shares declared and payable to holders of New Levon Shares and Spinco Shares of record after the Effective Time will be paid to the holders of any unsurrendered share certificates formerly representing Levon Shares until the share certificates representing such Levon Shares are surrendered and delivered as provided in the Arrangement and this Letter of Transmittal.

7.	Lost Certificates

If a certificate representing Levon Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Levon Shares will respond with the replacement requirements that must be satisfied in order for the undersigned to receive the certificates or DRS Statements representing New Levon Shares and Spinco Shares to which the undersigned is entitled to under Arrangement.

8.	Privacy

The undersigned acknowledges that this Letter of Transmittal requires the undersigned to provide certain personal information to Levon, Spinco, SciVac and the Depositary. Levon, Spinco, SciVac and/or the Depositary are collecting such information for the purposes of completing the Arrangement, which includes, without limitation, determining the undersigned's eligibility to receive the New Levon Shares and Spinco Shares as set forth under the terms of the Arrangement. The undersigned's personal information may be disclosed by or on behalf of Levon, Spinco, SciVac and/or the Depositary to: (a) Levon, Spinco, SciVac and the Depositary; (b) the Canada Revenue Agency; and (c) any of the other parties involved in the Arrangement, including legal counsel and other advisors. By executing this Letter of Transmittal, the undersigned is deemed to be consenting to the foregoing collection, use and disclosure of the undersigned's personal information.

The Depositary is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, valianttrust.com, or by writing us at Suite 310, 606 - 4th Street S.W. Calgary, AB T2P 1T1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

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The Depositary is:

VALIANT TRUST COMPANY

By Mail Suite 710, 130 King Street West Toronto, Ontario Canada M5X 1A9 -or- 600 – 750 Cambie Street Vancouver, British Columbia Canada V6B 0A2 Attention: Reorganization Department

By Registered Mail, Hand or by Courier

Suite 710, 130 King Street West

Toronto, Ontario Canada M5X 1A9

-or-

600 – 750 Cambie Street

Vancouver, British Columbia
Canada V6B 0A2

Attention: Reorganization Department

North American Toll Free: 1-866-313-1872 Local: (403) 233-2801

E-mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by Levon Shareholders to the Depositary at the telephone number and location set out above.

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